Mail Stop 4561

April 18, 2008

Kevin B. Thompson
Chief Operating Officer
SolarWinds, Inc.
4 Barton Skyway, Suite 360
1301 South MoPac Expressway
Austin, TX 78746

> **Re: SolarWinds, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 21, 2008**
> **File No. 333-149851**

Dear Mr. Thompson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further

comments. Please refer to Section VIII of the March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

3.   We note you recently filed a request for confidential treatment for certain exhibits. Comments, if any, related to such request will be provided under separate cover. Please be advised that we must resolve all issues concerning the confidential treatment request prior to the effectiveness of your registration statement. Please ensure that your filing provides a materially complete discussion of the agreements for which you seek confidential treatment, but does not disclose the specific information you have claimed is confidential.

Prospectus Summary, page 1

4.   We note your reference to the non-GAAP measure "Adjusted EBITDA" in the fourth paragraph of this section and a similar reference in your narrative on page 54. Revise to provide the disclosures required by Item 10(e) of Regulation S-K within these sections.

5.   Please provide supplemental, qualitative or quantitative support for the assertion that you are a "leading" provider.

6.   With respect to every third-party statement in your prospectus, including, but not limited to, the market data provided by Gartner, Inc., and the study you commissioned by Compass Intelligence Research, please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, confirm that no reports other than the Compass Intelligence Research report were prepared for you.

Summary Consolidated Financial Information, page 7

7.   We note that your convertible preferred stock will convert to 27,000,003 shares of common stock upon the closing of this offering. Revise to present unaudited pro forma basic and diluted EPS for the latest year giving effect to the conversion.

8.   We note that Adjusted EBITDA "was the appropriate performance measure for the key operational covenant" in your credit agreement. Revise your disclosures here to include the amount or limit required for compliance with the covenant pursuant to Question 10 of the Staff's June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Tell us how you considered revision for other disclosures that may be required under Question 10. Make conforming changes throughout the filing where you have presented this amount and MD&A should be similarly revised to include these disclosures about this material liquidity factor.

Risk Factors, page 10

"We rely on third parties for financial and operational services…," page 14

9.   Here or elsewhere as appropriate, please provide a more detailed explanation of your
        reliance on third parties for financial and operational services essential to your ability to
        manage your business.

"Failure to manage our product development efforts outside the United States…," page 14

10.   The introductory statement for this risk factor does not appear to fully describe the content
        therein. Please revise the introduction to address your substantial reliance on one contract
        development firm to code and test your products and product enhancements.

Special Note Regarding Forward-Looking Statements and Industry Data, page 25

11.   We note your statement that the prospectus contains information involving a number of
        assumptions and limitations and industry publications, surveys and forecasts generally
        indicate that their information has been obtained from sources "believed to be reliable." As
        you know, market data included in your registration statement must be based on reasonable
        and sound assumptions. Please revise the text as necessary so that you do not suggest that
        you could lack a reasonable belief as to the accuracy and completeness of the market data
        you elect to include in the filing. Similar revisions should be made to the footnote
        disclosure on page 56.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Overview, page 33

12.   Consider expanding your "Overview" to include management's perspective on your
        business. Consider using this section to provide an executive level overview of the
        company to provide context for the remainder of your MD&A discussion. Consider
        addressing the material operations, risks and challenges facing your company and how
        management is dealing with these issues. See SEC Release No. 33-8350.

Key Components of Our Results of Operations, page 34

13.   On page 14, you state that your business depends on your customers renewing their annual
        maintenance contracts. On page 34, you disclose that a key component of your revenue is
        maintenance agreements. Please consider quantifying and further discussing the number of
        annual maintenance contracts customers have renewed, and declined to renew, in order to
        provide additional context to your investors.

Critical Accounting Policies and Estimates, page 36

14. We note that some of your critical accounting policies simply repeat the information contained in Note 2 to your financial statements. We remind you that such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. See Section V of SEC Release No. 33-8350. Please revise as appropriate.

Valuation of Common Stock, page 39

15. Tell us your proposed IPO price, when you first initiated discussions with underwriters, and when the underwriters first communicated their estimated price range and the amount for your stock.

16. Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of SFAS No. 123R, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

17. With regard to the purchase of common and preferred stock by Austin Ventures in December 2006, confirm that Austin Ventures was not already a stockholder at the time of the transaction. Describe the business relationships between Austin Ventures and the company.

18. Provide further discussion of the objective evidence that supports your determination of the fair value of your shares and options granted between January 2007 and January 2008. For example, we note that the fair value of your shares between these dates remained relatively flat while during this period you appear to have experienced significant increases in quarterly revenue and net income during the same period. Discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of these option grants. In addition, disclose how you considered alternative factors, methodologies and assumptions if such disclosure would be useful to investors.

19. With regard to the March 2008 transaction in which you repurchased shares from minority stockholders and resold them to existing stockholders, tell us how you determined that these transactions were at fair-value when they did not involve unrelated third-parties.

20.   When you have estimated your IPO price, revise MD&A to discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

Results of Operations, page 41

21.   We note your statement that the increases in revenue were "primarily due to an increase in sales activity in 2007 compared to 2006." We also note your statements on pages 1, 34 and 54 that the average license size was less than $6,000 in 2007. Revise your discussion throughout this section to provide a discussion of the key metrics, such as number of sales transactions and average license transaction size, by which you manage your business in order to give readers better visibility into the drivers of increases in sales activity. We refer you to SEC Release 33-8350, Section III.B.1.

Quarterly Results of Operations, page 46

22.   In order to provide a balanced presentation, consider including your quarterly operating results for the quarters ended in fiscal 2005 and 2006 or explain why this information is not meaningful.

Quarterly Revenue Trend, page 47

23.   Revise to quantify the number of sales transactions and the average license transaction sizes referred to as drivers of quarterly revenue changes. You must identify and disclose known trends that that have had or that they reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. See Item 303(a)(3) of Regulation S-K.

Capital Resources, page 51

24.   Please tell us and disclose why it is appropriate to disclose a net working capital amount that includes $1 million of restricted cash and excludes deferred revenue of $17.1 million.

Business, page 54

25.   On page 12, you have a risk factor disclosing that you depend on the U.S. federal government for a meaningful portion of your revenue. Please provide the disclosure required by Item 101(c)(1)(ix) of Regulation S-K if material.

26.   On page 14, you have a risk factor disclosing that you currently outsource most of the
        coding and testing of your products and product enhancements to an Eastern European
        contract development firm. Please provide a more detailed discussion of your relationship
        with this firm if material.

Management, page 64

Compensation Committee Interlocks and Insider Participation, page 70

27.   Under this heading, identify each person who served as a member of the compensation
        committee during the last completed fiscal year. See Item 407(e)(4)(i) of Regulation S-K.

Compensation Discussion and Analysis, page 71

28.   Please disclose the nature and content of the third-party compensation surveys you
        reference on page 73, including, but not limited to, the Culpepper Executive Survey.

Base Salary, page 74

29.   You state that effective February 1, 2008, the base salaries of your named executive officers
        will be reviewed on an annual basis and adjustments will be made to reflect performance-
        based factors, as well as competitive conditions. Please discuss the key elements of market
        data, business conditions, and internal factors that you plan to use to determine appropriate
        base salary adjustments. See Item 402(b) of Regulation S-K.

Bonuses, page 75

30.   Because it appears that performance targets are material to your policy and decision-making
        processes, please revise to provide appropriate qualitative and quantitative disclosure of the
        specific items of corporate performance that are taken into consideration in setting
        compensation policies and making compensation decisions and how specific forms of
        compensation are structured and implemented to reflect these performance items. See Item
        402(b) of Regulation S-K. To the extent you believe that you may omit the disclosure
        under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed
        supplemental analysis supporting your conclusion and provide appropriate disclosure
        pursuant to Instruction 4. We note your disclosure that you believed that your 2007 and
        2008 target goals were "challenging but achievable." In discussing how difficult it will be
        for you to achieve the target levels or other factors, please provide as much detail as
        necessary without disclosing information that poses a reasonable risk of competitive harm.
        In this regard, consider providing disclosure that addresses the relationship between
        historical and future achievement and the extent to which the committee set the incentive
        parameters based upon a probability that you would achieve the performance objectives.

Long-Term Incentives, page 76

31.   You state that in November 2007, you made an annual grant of stock options to all of your named executive officers. Please disclose what criteria you used in determining to grant these equity-based awards. See Items 402(b)(2)(v) and (vii) of Regulation S-K. Please provide further disclosure regarding your equity grant guidelines going forward for your named executive officers, such as the criteria you will use to determine whether to make equity awards.

Principal and Selling Stockholders, page 100

32.   We note that you have not yet included the amount of shares offered by each selling stockholder. When the selling stockholders are identified, please identify any affiliates of broker-dealers and expand your disclosure to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Description of Capital Stock, Registration rights, page 104

33.   Please tell us if you are required to transfer consideration to counterparties if you fail to comply with your duties under the registration rights agreements. Tell us how your accounting for the agreements complies with FASB Staff Position No. EITF 00-19-2.

Where You Can Find More Information, page 117

34.   Please clarify that you will be subject to reporting requirements upon consummation of this offering. See Item 101(e)(1) of Regulation S-K.

Consolidated Balance Sheets, page F-3

35.   We note that your convertible preferred stock will convert to 27,000,003 shares of common stock and that you intend to pay a $20 million earnout payment to certain stockholders upon the closing of the offering. Revise to present an unaudited pro forma balance sheet, giving effect to the change in capitalization and distribution to stockholders but excluding other effects of the offering, next to the most recent historical balance sheet. In addition, to the extent that the conversion and distribution will materially impact earnings applicable to common shareholders, unaudited pro forma basic and diluted EPS for the latest year and any interim period should be presented giving effect to the conversion.   See SAB Topic 1B.3 and Rule 11-01(a) (8) and Rule 11-02(a) (7) of Regulation S-X.

Revenue Recognition, page F-11

36.   We note that VSOE of fair value of your maintenance agreements is established by use of list prices for maintenance renewals. You indicate that you generally charge list prices for maintenance renewals. Please describe for us why list price, generally charged represents VSOE of fair value pursuant to paragraphs 10 and 57 of SOP 97-2. Where there are variances from list price tell us the range and concentration of variances and how those variances affected your VSOE determination. Please explain the factors causing the variance, whether considering size of contract, customer type, discounts, selling channel by direct sale or reseller or other pricing factors.

37.   You disclose in Note 4 on page F-17 that your IPMonitor license revenues are affected by the number of elements monitored. Please explain the revenue recognition for these license arrangements and how and when you determine the elements monitored have been delivered. Tell us how your accounting complies with paragraph 21 of SOP 97-2 and/or AICPA Technical Practice Aid 5100.76.

Note 9 – Stock Options, pages F-19 to F-22

38.   Provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date:
   •   the nature and type of stock option or other equity-related transaction;
   •   the date of grant/issuance;
   •   description/name of option or equity holder;
   •   the reason for the grant or equity related issuance;
   •   the number of options or equity instruments granted or issued;
   •   the exercise price or conversion price;
   •   the fair value of underlying shares of common stock;
   •   adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;
   •   the total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures;
   •   the amount and timing of expense recognition; and
   •   indicate for each option grant or equity related transaction what valuation methodology used (market approach, etc.), whether it was contemporaneous or retrospective and whether it was performed by an unrelated specialist.

   Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

Note 14 – Operating Segment and Geographic Information, pages F-27 and F-28

39.   We note from your discussion on page 59 that your products fall into three categories: Tools for Engineers, Fault and Performance Management and Configuration and Compliance. Revise to disclose the amount of revenue for each product group, pursuant to paragraph 37 of SFAS 131.

40.   Revise to disclose the amount of revenue attributable to US federal government customers pursuant to paragraph 39 of SFAS 131. For purposes of this disclosure, all US federal government customers should be considered a single entity.

Unaudited Combined Condensed Pro Forma Statement of Income, page F-53

41.   Revise to include the amounts of the offering adjustments and resultant pro forma amounts.

42.   Describe for us and disclose for each acquisition the significant assumptions and methods used to value the developed product technologies, customer relationships and trademarks. You disclose on page F-53 and in Note 3 on page F-16 that in both acquisitions you obtained missing product offerings and eliminated normal time to market development efforts for the respective software products. It is not clear why there is such a disparate amount of purchase consideration allocated to these intangible assets in comparison to the amounts allocated to goodwill in view of the importance of the acquired assets. See Rule 11-02(b) (6) of Regulation S-X.

*   *   *   *   *

        As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tammy Tangen, Staff Accountant, at (202) 551-3443 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile (512) 338-5499</u>
        Paul R. Tobias, Esq.
        J. Robert Suffoletta, Esq.